# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Presidio Production Company, CIK 0002083125
CUSIP: 74102N101
Title of class of securities: Class A Common Stock, Par Value $0.0001
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Oklahoma (OK), 76102
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002118317

## Reporting persons
- BP Energy Company: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (5.42% of the class)
  Comment: Rows 5, 7, and 9. The 1,500,000 shares of Presidio Production Company's Class A Common Stock ("Class A Common Stock") are directly beneficially owned by BP Energy Company. BP Energy Company is an indirect, wholly owned subsidiary of BP p.l.c. ("BP"). BP owns BP Energy Company through several subsidiaries, including BP Company North America Inc., BP Corporation North America Inc., BP America Inc. and BP Holdings North America Limited. As a result of these relationships, each of the foregoing entities may be deemed to beneficially own the securities held by BP Energy Company.
  
  Based on 27,652,068 shares of Class A Common Stock issued and outstanding as of March 4, 2026 based on information in Presidio Production Company's Current Report on Form 8-K, filed on March 9, 2026.

## Item 1. Issuer
Name of issuer: Presidio Production Company
Address of issuer's principal executive offices: 500 W. 7th Street Suite 1500, Fort Worth, TX, 76102

## Item 2. Person Filing
Name of person filing: The name of the person filing this statement on Schedule 13G is BP Energy Company
Address of principal business office or, if none, residence: The principal business address for BP Energy Company is 201 Helios Way, Houston, TX, 77079.
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,500,000 shares of Class A Common Stock
Percent of class: 5.42%
Sole power to vote or to direct the vote: 1,500,000 shares of Class A Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,500,000 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BP Energy Company: /s/ Joaquin Anderson, Joaquin Anderson, Managing Director - Structured Products (03/11/2026)